06014265

RECEIVED

2006 JUN 12 P 12:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

c&c group plc

Our Ref: ML / RNS Your ref: 82-34854 Date: 7/06/2006

SUPPL

Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

F.A.O. Reference: 82-34854

Re: Holding in Company Announcement.

Dear Sirs,

I write further to the above matter.

Please find enclosed the Holding in Company Announcement made to the London Stock Exchange on the 7th June 2006.

If you have any further queries please do not hesitate to contact me.

Yours Faithfully

Marcus Lynch
Solicitor
Group Legal Adviser
C&C Group plc.
Ph.: 01 616 1335 (Direct Line)
E-mail: marcus.lynch@candcgroup.ie

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
C&C Group Plc	Holding(s) in Company		11:58 7 Jun 06

Full Announcement Text

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

C&C Group PLC

2. Name of shareholder having a major interest

Fidelity International Limited
FMR Corporation
Edward C. Johnson

3. Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18

Non-Beneficial Interest.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

Fidelity Notification Nominee Name	Mgt Co	No of Shares
JP Morgan, Bournemouth	FPM	1,199,572
Northern Trust London	FPM	659,560
State St. Bk&Tr Co LNDN	FPM	205,604
Chase Manhttn BK AG FRNKFRT	FPM	119,104
Mellon Bank	FPM	87,152
JPMORGAN CHASE BANK	FPM	65,300
Bank of New York Brussels	FPM	35,738
Dexia Privatbank	FPM	13,788
Chase Manhttn London	FPM	12,619
State St. Bank and Tr Co	FMTC	881,925
Brown Brothers Harriman and CO	FMTC	796,581
Bank of New York	FMTC	297,700
JPMORGAN CHASE BANK	FMTC	265,200

Northern trust CO	FMTC	236,300
State Street Bank and Trust Co.	FMRCO	4,124,540
Brown Brothers Harriman and CO	FMRCO	3,249,200
JPMORGAN CHASE BANK	FMRCO	2,070,005
Northern Trust London	FMRCO	165,711
Mellon Bank N.A.	FMRCO	53,300
JP Morgan, Bournemouth	FISL	1,906,468
Brown Bros Harrmn Ltd. Lux	FIL	1,031,545
JP Morgan, Bournemouth	FIL	278,058
JP Morgan, Bournemouth	FIL	233,700
Northern Trust London	FIL	170,051
Bank of New York Brussels	FIL	104,431
Bank of New York Europe LDN	FIL	52,459
State Street Bank and Trust Co. LNDN	FIL	49,915
JP Morgan, Bournemouth	FIL	370,400
BNP PARIBAS, PARIS	FIGEST	63,200
State Street Bank and TR CO	FICL	454,100
STATE STREET HONG KONG	FIA(K)L	22,686
STATE STR BK & TR CO LNDN	FPM	832,736
Northern Trust London	FPM	583,500
JP Morgan, Bournemouth	FPM	587,615
HSBC Bank Plc	FPM	184,800
Mellon Bank	FPM	24,300
Bank of New York Brussels	FPM	11,900
Northern trust CO	FMTC	25,000
JP Morgan, Bournemouth	FISL	502,569
JP Morgan, Bournemouth	FIL	217,400
TOTAL SHARES		22,245,732

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

3,693,129

8. Percentage of issued class

1.13%

9. Class of security

Ordinary Shares

10. Date of transaction

Not Known

11. Date company informed

6th June 2006

12. Total holding following this notification

22,245,732

13. Total percentage holding of issued class following this notification

6.83%

14. Any additional information

15. Name of contact and telephone number for queries

Marcus Lynch; 00 353 1 616 1335

16. Name and signature of authorised company official responsible for making this notification

Noreen O'Kelly
Company Secretary

Date of notification

7th June 2006

END

---

status list